Exhibit 99.1

Smart Share Global Limited Announces First Quarter 2024 Results

POIs1 operated through network partner model reached 79.7% as of the end of the first quarter of 2024

Cumulative registered users2 reached 404.3 million as of the end of the first quarter of 2024

SHANGHAI, China, June 3, 2024 (GLOBE NEWSWIRE) -- Smart Share Global Limited (Nasdaq: EM) (“Energy Monster” or the “Company”), a consumer tech company providing mobile device charging service, today announced its unaudited financial results for the quarter ended March 31, 2024.

HIGHLIGHTS FOR THE FIRST QUARTER OF 2024

•	As of March 31, 2024, 79.7% of POIs were operated under our network partner model, compared with 72.8% as of December 31, 2023.

•	As of March 31, 2024, the Company’s services were available in 1,245 thousand POIs, compared with 1,234 thousand as of December 31, 2023.

•	As of March 31, 2024, the Company’s available-for-use power banks[3] were 9.4 million, compared with 9.2 million as of December 31, 2023.

•	As of March 31, 2024, cumulative registered users reached 404.3 million, with 12.8 million newly registered users acquired during the quarter.

•	Mobile device charging orders[4] for the first quarter of 2024 was 147.0 million, compared with 153.2 million for the first quarter of 2023.

“Despite a stable performance this quarter due to a softer consumption environment, we continue to achieve new operational milestones,” said Mars Guangyuan Cai, Chairman and Chief Executive Officer. “We have successfully expanded our POI coverage to a record-high scale and reached a remarkable milestone of over 400 million cumulative registered users. Additionally, we have strategically rebalanced our operational model towards the network partner model while maintaining our core direct model portfolios. This transition is anticipated to deliver substantial economic benefits for the Company in the long term. We remain steadfast in our commitment to delivering sustainable value to all our stakeholders and are optimistic about the future prospects of the mobile device charging service sector in China.”

“Our transition to the network partner model has been executed with precision, carefully balancing the rate of transition with quality,” said Peifeng Xu, President. “We are consistently reducing under-performing POIs and optimizing the operational efficiency of our direct model. Despite the challenging environment, we have maintained POI expansion momentum through the acquisition of new key accounts and by placing increased emphasis on the network partner model for core expansion. This strategy ensures that we leverage the strengths of both models to drive our coverage expansion and profitability.”

“The transition from the direct model to the network partner model in certain regions has incurred one-off costs, but it is a strategic move that will benefit the financial health of the Company in the long run,” said Maria Yi Xin, Chief Financial Officer. “We continue to maintain a strong balance sheet, providing us with the flexibility to navigate challenging environments and explore new opportunities that will drive future growth. Our focus remains on delivering long-term value for our shareholders, as exemplified by our previously announced share repurchase program and special dividend. We are confident that our initiatives will unlock our growth and value potential in the foreseeable future.”

1 The Company defines number of points of interests, or POIs, as of a certain day as the total number of unique locations whose proprietors (location partners) have entered into contracts with the Company or its network partners on that day and have at least one cabinet assigned to the location.

2 The Company defines cumulative registered users as the total number of users who have agreed to register their mobile phone numbers with the Company via its mini programs since inception, and the number of cumulative registered users of the Company on a certain date is the number of unique mobile phone numbers that have been registered with the Company since inception on that date.

3 The Company defines available-for-use power banks as of a certain date as the number of power banks in circulation on that day.

4 The Company defines mobile device charging orders for a given period as the total number of completed orders placed by registered users of the mobile device charging business under both the direct and network partner models in that given period, without any adjustment for orders that may qualify for discounts or incentives.

PREVIOUS UPDATE ON CONTRACTUAL ARRANGEMENT

Starting in the second quarter of 2023, the Company has updated its contractual arrangement with its network partners under the network partner model, shifting the principal role of providing mobile device charging service from the Company to network partners. Under the new contractual arrangement, the Company generates revenue by providing mobile device charging solutions to network partners, including software and system service, billing and settlement service, customer call center service and other services. The ownership rights of cabinets and power banks under the network partner model, which were previously held by the Company, have also been transferred to the network partners under the new contractual arrangement.

Starting in the second quarter of 2023, mobile device charging revenue generated under the network partner model has therefore been recorded under mobile device charging solution, which is now net of incentive fees paid to network partners. Relatedly, all incentive fees paid to network partners have been excluded from the Company’s sales and marketing expenses under the new contractual arrangement. Due to the new contractual arrangement, the Company now also generates revenue from cabinet and power bank sales to its network partners as a result of the shift in ownership rights of the cabinets and power banks under the network partner model from the Company to the network partners, and cost of cabinets and power banks sold to the network partners will be recognized accordingly.

Starting in the second quarter of 2023, the classification of revenue has been updated accordingly to more clearly reflect the results of the two mobile device charging models. The Company’s mobile device charging operation now consists of the direct model and the network partner model. Under the direct model, the Company generates revenue by offering mobile device charging service and sales of power banks to users. Under the network partner model, the Company generates revenue by offering mobile device charging solutions and sales of power banks and cabinets to network partners.

The table below sets forth the breakdown of mobile device charging revenue components based on the latest classification for the periods indicated:

	2023Q1	2023Q4	2024Q1
	thousands RMB	thousands RMB	thousands RMB
Mobile device charging:
Direct Model	282,625	215,741	155,224
Mobile device charging service	275,716	210,899	152,108
Power bank sales	6,909	4,842	3,116
Network Partner Model	530,420	249,958	222,852
Mobile device charging service	518,743	-	-
Mobile device charging solution	-	60,600	59,016
Power bank and cabinet sales	11,677	189,358	163,836
Total mobile device charging	813,045	465,699	378,076

FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2024

Revenues were RMB397.2 million (US$55.0 million5) for the first quarter of 2024, representing a 51.7% decrease from the same period in 2023. The decrease was primarily due to the decrease in mobile device charging revenues as a result of the change in the contractual arrangement with network partners.

5 The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 29, 2024, which was RMB7.2203 to US$1.0000. The percentages stated in this press release are calculated based on the RMB amounts.

•	Mobile device charging revenues, which consist of revenues generated under both the direct and network partner models, decreased by 53.5% to RMB378.1 million (US$52.4 million) for the first quarter of 2024, from RMB813.0 million in the same period of 2023.

o	Revenues generated under the direct model, which comprise of mobile device charging service fees of RMB152.1 million and power bank sales of RMB3.1 million, decreased by 45.1% to RMB155.2 million for the first quarter of 2024, from RMB282.6 million in the same period of 2023. The decrease was primarily due to the decrease in number of POIs operated under the direct model.

o	Revenues generated under the network partner model, which comprise of mobile device charging solution fees of RMB59.0 million and sales of cabinets and power banks of RMB163.8 million, decreased by 58.0% to RMB222.9 million for the first quarter of 2024, from RMB530.4 million in the same period of 2023. The decrease was primarily due to the change in the contractual arrangement with network partners. Under the new contractual arrangement, mobile device charging revenues generated under the network partner model are net of incentive fees paid to network partners. The decrease was partially offset by the increase in the sales of cabinet and power bank to network partners.

•	Other revenues, which primarily comprise of revenues from advertising services and new business initiatives, increased by 95.4% to RMB19.1 million (US$2.6 million) for the first quarter of 2024, from RMB9.8 million in the same period of 2023. The increase was primarily attributable to new business initiatives as well as increases in users and advertisement efficiency.

Cost of revenues increased by 31.7% to RMB167.7 million (US$23.2 million) for the first quarter of 2024, from RMB127.4 million in the same period last year. The increase was primarily due to the increase in sales of cabinets and power banks under the new contractual arrangement with network partners, partially offset by the decrease in depreciation cost.

Research and development expenses decreased by 8.3% to RMB19.7 million (US$2.7 million) for the first quarter of 2024, from RMB21.4 million in the same period last year. The decrease was primarily due to the decrease in personnel related expenses.

Sales and marketing expenses decreased by 69.3% to RMB204.5 million (US$28.3 million) for the first quarter of 2024 from RMB665.3 million in the same period last year. The decrease was primarily due to the decrease in incentive fees paid to network partners as a result of the change in the contractual arrangement with network partners, the decrease in incentive fees paid to location partners and the reduction in personnel related expenses under the direct model.

General and administrative expenses remained relatively stable at RMB26.6 million (US$3.7 million) for the first quarter of 2024, compared to RMB26.8 million in the same period last year.

Loss from operations for the first quarter of 2024 was RMB22.8 million (US$3.2 million), compared to a loss from operations of RMB15.8 million in the same period last year.

Net loss for the first quarter of 2024 was RMB0.3 million, compared to a net income of RMB10.8 million in the same period last year.

Adjusted net income for the first quarter of 2024 was RMB3.8 million (US$0.5 million), compared to an adjusted net income of RMB17.1 million in the same period last year.

Net loss attributable to ordinary shareholders for the first quarter of 2024 was RMB0.3 million, compared to a net income attributable to ordinary shareholders of RMB10.8 million in the same period last year.

As of March 31, 2024, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB3.3 billion (US$454.1 million).

Conference Call Information

The company will hold a conference call at 8:00 A.M. Eastern Time on Monday, June 3, 2024 (8:00 P.M. Beijing Time on Monday, June 3, 2024) to discuss the financial results. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title: Energy Monster’s First Quarter 2024 Earnings Conference Call

Pre-registration link: https://s1.c-conf.com/diamondpass/10039333-8hdt5e.html

Participants may also access the call via webcast: https://edge.media-server.com/mmc/p/msw8figv

A telephone replay will be available through June 10, 2024. The dial-in details are as follows:

International:	+61-7-3107-6325
United States:	+1-855-883-1031
Mainland China:	+86-400-120-9216
China Hong Kong:	+852-800-930-639

Access Code:	10039333

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.enmonster.com/.

About Smart Share Global Limited

Smart Share Global Limited (Nasdaq: EM), or Energy Monster, is a consumer tech company with the mission to energize everyday life. The Company is the largest provider of mobile device charging service in China with the number one market share. The Company provides mobile device charging service through its power banks, which are placed in POIs such as entertainment venues, restaurants, shopping centers, hotels, transportation hubs and public spaces. Users may access the service by scanning the QR codes on Energy Monster’s cabinets to release the power banks. As of March 31, 2024, the Company had 9.4 million power banks in 1,245,000 POIs across more than 2,000 counties and county-level districts in China.

Contact Us

Investor Relations

Hansen Shi

ir@enmonster.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission (“SEC”), in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Energy Monster’s strategies; its future business development, financial condition and results of operations; the impact of technological advancements on the pricing of and demand for its services; competition in the mobile device charging service industry; Chinese governmental policies and regulations affecting the mobile device charging service industry; changes in its revenues, costs or expenditures; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

NON-GAAP FINANCIAL MEASURE

In evaluating its business, the Company considers and uses non-GAAP adjusted net income in reviewing and assessing its operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents this non-GAAP financial measure because it is used by management to evaluate operating performance and formulate business plans. The Company believes that this non-GAAP financial measure helps identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP, and have limitations as analytical tools. The Company’s non-GAAP financial measure does not reflect all items of expenses that affect its operations and does not represent the residual cash flow available for discretionary expenditures. Further, the Company’s non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling its non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating performance. Investors and others are encouraged to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP adjusted net income as net income excluding share-based compensation expenses. For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Smart Share Global Limited

Unaudited Consolidated Balance Sheets

(In thousands, except share and per share data, unless otherwise noted)

	December 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	588,644	644,367	89,244
Restricted cash	173,246	143,433	19,865
Short-term investments	2,541,889	2,470,678	342,185
Accounts receivable, net	269,736	278,690	38,598
Inventory	106,530	129,661	17,958
Prepayments and other current assets	345,744	380,314	52,673

Total current assets	4,025,789	4,047,143	560,523

Non-current assets:
Long-term restricted cash	20,000	20,000	2,770
Property, equipment and software, net	322,806	282,660	39,148
Right-of-use assets, net	16,353	13,225	1,832
Other non-current assets	21,621	20,081	2,781
Deferred tax assets, net	18,804	18,804	2,604

Total non-current assets	399,584	354,770	49,135

Total assets	4,425,373	4,401,913	609,658

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts and notes payable	764,741	726,011	100,551
Salary and welfare payable	143,653	136,805	18,947
Taxes payable	214,738	213,999	29,639
Current portion of lease liabilities	7,399	5,849	810
Accruals and other current liabilities	336,959	411,791	57,032

Total current liabilities	1,467,490	1,494,455	206,979

Non-current liabilities:
Non-current lease liabilities	7,641	6,497	900
Amounts due to related parties-non-current	1,000	1,000	138
Other non-current liabilities	195,585	201,019	27,841

Total non-current liabilities	204,226	208,516	28,879

Total liabilities	1,671,716	1,702,971	235,858

SHAREHOLDERS' EQUITY
Ordinary shares	347	347	48
Treasury stock	(5,549)	(11,756)	(1,628)
Additional paid-in capital	11,791,570	11,741,049	1,626,117
Statutory reserves	16,593	16,593	2,298
Accumulated other comprehensive income	182,824	185,186	25,648
Accumulated deficit	(9,232,128)	(9,232,477)	(1,278,683)

Total shareholders' equity	2,753,657	2,698,942	373,800

Total liabilities and shareholders' equity	4,425,373	4,401,913	609,658

Smart Share Global Limited

Unaudited Consolidated Statements of Comprehensive (Loss)/Income

(In thousands, except share and per share data, unless otherwise noted)

	Three months ended March 31,
	2023	2024
	RMB	RMB	US$
Revenues:
Mobile device charging	813,045	378,076	52,363
Others	9,790	19,130	2,649

Total revenues	822,835	397,206	55,012

Cost of revenues	(127,389)	(167,737)	(23,231)
Research and development expenses	(21,444)	(19,674)	(2,725)
Sales and marketing expenses	(665,274)	(204,494)	(28,322)
General and administrative expenses	(26,771)	(26,584)	(3,682)
Other operating income/(loss)	2,268	(1,474)	(204)

Loss from operations	(15,775)	(22,757)	(3,152)

Interest and investment income	26,236	30,589	4,237
Interest expense to third parties	(4,228)	-	-
Foreign exchange gain/(loss), net	4,760	(566)	(78)
Other (loss)/income, net	(183)	73	10

Income before income tax expense	10,810	7,339	1,017

Income tax expense	-	(7,688)	(1,065)

Net income/(loss)	10,810	(349)	(48)

Net income/(loss) attributable to ordinary shareholders of Smart Share Global Limited	10,810	(349)	(48)

Other comprehensive (loss)/income
Foreign currency translation adjustments, net of nil tax	(18,067)	2,362	327

Total comprehensive (loss)/income	(7,257)	2,013	279

Comprehensive (loss)/income attributable to ordinary shareholders of Smart Share Global Limited	(7,257)	2,013	279

Weighted average number of ordinary shares used in computing net income/(loss) per share
- basic	519,242,751	518,487,159	518,487,159
- diluted	519,353,842	518,487,159	518,487,159

Net income/(loss) per share attributable to ordinary shareholders
- basic	0.02	0.00	0.00
- diluted	0.02	0.00	0.00

Net income/(loss) per ADS attributable to ordinary shareholders
- basic	0.04	0.00	0.00
- diluted	0.04	0.00	0.00

Smart Share Global Limited

Unaudited Reconciliation of  GAAP and Non-GAAP Results

(In thousands, except share and per share data, unless otherwise noted)

	Three months ended March 31,
	2023	2024
	RMB	RMB	US$
Net income/(loss)	10,810	(349)	(48)
Add:
Share-based compensation	6,285	4,183	579
Less:
Adjusted for tax effects	-	-	-

Adjusted net income (non-GAAP)	17,095	3,834	531